UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

81807M304**

(CUSIP Number)

Andy Chang Liu

Future Glory Technology Holdings Limited

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing, 100102

People’s Republic of China

+86 10 6479 6786

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 81807M304 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “YQ.” Each ADS represents 50 Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M304	Page 2

1	Name of Reporting Persons Andy Chang Liu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 116,917,436(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 116,917,436(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 116,917,436 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 
13	Percent of Class Represented by Amount in Row 11 26.2% (2) The voting power of the shares beneficially owned represent 91.4% of the total outstanding voting power.
14	Type of Reporting Person IN

____________

(1) Represents (i) 11,100 Class A ordinary shares beneficially owned in the form of ADSs, (ii) 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust, and (iii) 58,453,168 Class B ordinary shares held by Future Glory Technology Holdings Limited, a British Virgin Islands limited liability company, which is wholly-owned by Future Adventures Investment Holdings Limited, a company incorporated under the laws of British Virgin Islands and wholly-owned by Mr. Andy Chang Liu. The business address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. The business address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. and 58,453,168 Class B ordinary shares held by Future Glory Technology Holdings Limited have been pledged as collateral for certain secured loans. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 30, 2024 as provided by the Issuer and taking into consideration of 58,453,168 Class B ordinary shares issued pursuant to the transaction disclosed herein.

CUSIP No. 81807M304	Page 3

1	Name of Reporting Persons Fluency Holding Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,453,168 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 58,453,168 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,453,168 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 
13	Percent of Class Represented by Amount in Row 11 13.1%.(2) The voting power of the shares beneficially owned represent 45.7% of the total outstanding voting power.
14	Type of Reporting Person CO

____________

(1) Represents 58,453,168 Class B ordinary shares directly held by Fluency Holding Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 30, 2024 as provided by the Issuer and taking into consideration of 58,453,168 Class B ordinary shares issued pursuant to the transaction disclosed herein.

CUSIP No. 81807M304	Page 4

1	Name of Reporting Persons Future Glory Technology Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,453,168 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 58,453,168 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,453,168 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 
13	Percent of Class Represented by Amount in Row 11 13.1%.(2) The voting power of the shares beneficially owned represent 45.7% of the total outstanding voting power.
14	Type of Reporting Person CO

____________

(1) Represents 58,453,168 Class B ordinary shares directly held by Future Glory Technology Holdings Limited.

(2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 30, 2024 as provided by the Issuer and taking into consideration of 58,453,168 Class B ordinary shares issued pursuant to the transaction disclosed herein.

CUSIP No. 81807M304	Page 5

Item 1. Security and Issuer

This Schedule 13D relates to Class A ordinary shares and Class B ordinary shares of 17 Education & Technology Group Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, 100102, People’s Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on The Nasdaq Stock Market under the symbol “YQ.” Every ADS represents 50 Class A ordinary shares of the Issuer.

Item 2. Identity and Background

(a): This Schedule 13D is being filed by Mr. Andy Chang Liu, Fluency Holding Ltd. and Future Glory Technology Holdings Limited (the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b), (c), and (f): Mr. Andy Chang Liu is the chairman of the board of directors and the chief executive officer of the Issuer. Mr. Liu is a citizen of the People’s Republic of China. The principal business address of Mr. Liu is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, 100102, People’s Republic of China.

Fluency Holding Ltd. is a company incorporated in the British Virgin Islands whose registered office address is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Fluency Holding Ltd. is principally an investment holding vehicle and is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. Mr. Liu is the sole director of Fluency Holding Ltd. Fluency Holding Ltd. does not have any executive officers.

Future Glory Technology Holdings Limited is a company incorporated in the British Virgin Islands whose registered office address is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Future Glory Technology Holdings Limited is principally an investment holding vehicle and is indirectly wholly-owned by Mr. Liu. Mr. Liu is the sole director of Future Glory Technology Holdings Limited. Future Glory Technology Holdings Limited does not have any executive officers.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 21, 2024, Mr. Andy Chang Liu, founder, chairman of the board of directors and the chief executive officer of the Issuer, subscribed for 58,453,168 Class B ordinary shares of the Issuer at a subscription price of US$0.0532 per Class B ordinary share, being the average closing price per ordinary share for the 30 trading days preceding the date of the share purchase agreement, and for an aggregate consideration of US$3,109,708.54, pursuant to the share purchase agreement entered into between the Issuer and Mr. Liu (the “Share Subscription”). The Share Subscription was closed, and the subscribed shares were issued to Mr. Liu, on November 13, 2024. The source of funds for the Share Subscription was the personal funds of Mr. Liu as well as certain funds obtained by Mr. Liu pursuant to certain loan agreement entered into between Mr. Liu and a third-party individual creditor, Ms. Shulan Xie. The loan, with the principal amount of RMB22.4 million, is interest free and shall mature upon the third year anniversary of the loan drawdown date. In connection with the loan, Future Glory Technology Holdings Limited entered into a deed of share charge with the creditor with respect to the charge of 58,453,168 Class B ordinary shares in favor of the creditor, and Mr. Liu and Future Adventures Investment Holdings Limited also entered into share charge arrangements with respect to the charge of equity interests in Future Adventures Investment Holdings Limited and Future Glory Technology Holdings Limited, respectively, in favor of the creditor. The share purchase agreement between the Issuer and Mr. Liu is attached hereto as Exhibit B. The loan agreement between Mr. Liu and the creditor is attached hereto as Exhibit C. The deed of share charge between Future Glory Technology Holdings Limited and the creditor is attached hereto as Exhibit D. Each of such agreements is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Share Subscription was made for investment purposes.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer,

CUSIP No. 81807M304	Page 6

through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b): Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon on an aggregate of 388,545,154 issued and outstanding ordinary shares (being the sum of 330,091,986 Class A ordinary shares and 58,453,168 Class B ordinary shares) of the Issuer as of September 30, 2024 and taking into consideration of 58,453,168 Class B ordinary shares issued pursuant to the transaction disclosed herein as a single class. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as of September 30, 2024 and taking into consideration of 58,453,168 Class B ordinary shares issued pursuant to the transaction disclosed herein as a single class.

(c): The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 81807M304	Page 7

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement
B

Share Purchase Agreement between the Issuer and Mr. Andy Chang Liu, dated March 21, 2024 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 25, 2024 (File No. 001-39742))

C	English Translation of the Loan Agreement between Mr. Andy Chang Liu and Ms. Shulan Xie, dated October 9, 2024
D	English Translation of the Deed of Share Charge between Future Glory Technology Holdings limited and Ms. Shulan Xie, dated November 13, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

Andy Chang Liu

/s/ Andy Chang Liu

Fluency Holding Ltd.
By:	/s/ Andy Chang Liu
Name:	Andy Chang Liu
Title:	Director

Future Glory Technology Holdings Limited
By:	/s/ Andy Chang Liu
Name:	Andy Chang Liu
Title:	Director